 Exhibit 3.1
CERTIFICATE OF AMENDMENT OF
AMENDED AND RESTATED BY-LAWS OF
NORTH VALLEY BANCORP

Michael J. Cushman and Leo J. Graham certify that:

1.           They are the President and Secretary, respectively, of North Valley Bancorp, a California corporation.

2.           Article II, Section 7 of the Amended and Restated By-laws of North Valley Bancorp is amended, effective January 26, 2012, to read as follows:

Section 7. Quorum. The presence at any meeting, in person or by proxy, of the persons entitled to vote a majority of the voting shares of the corporation shall constitute a quorum for the transaction of business.

Shareholders present at a valid meeting at which a quorum is initially present may continue to do business until adjournment notwithstanding the withdrawal of enough shareholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.

3.           The foregoing amendment of the Amended and Restated By-Laws has been duly approved by the Board of Directors.

Executed at Redding, California on January 26, 2012.

/s/ Michael J. Cushman
Michael J. Cushman, President

/s/ Leo J. Graham
Leo J. Graham, Secretary